FCX Discussion
Materials
FCX Discussion
Materials
January 2013
January 2013
FILED BY FREEPORT-MCMORAN COPPER & GOLD INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
SUBJECT COMPANY: PLAINS EXPLORATION & PRODUCTION COMPANY
REGISTRATION STATEMENT NO. 333-185747
www.fcx.com
CONNECTING THE FUTURE
®

Cautionary Statement
Regarding Forward-Looking Statements
Cautionary Statement
Regarding Forward-Looking Statements
This presentation contains forward-looking statements concerning the proposed transaction, its financial and business impact, management’s beliefs and objectives with respect thereto, and management’s current expectations for future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,”
“projects,” “intends,” “likely,” “will,” “should,” “to be,” and any similar expressions or other words of similar meaning are intended to identify those assertions as forward-looking statements. It is uncertain whether the events anticipated will transpire, or if they do occur what impact they will have on the results of operations and financial condition of FCX or of the combined company.  These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including but not limited to the ability of the parties to satisfy the conditions precedent and consummate either or both of the proposed transactions, the timing of consummation of either or both of the proposed transactions, the ability of the parties to secure regulatory approvals in a timely manner or on the terms desired or anticipated, the ability of FCX to integrate the acquired operations, the ability to implement the anticipated business plans following closing and achieve anticipated benefits and savings, and the ability to realize opportunities for growth.  Other important economic, political, regulatory, legal, technological, competitive and other uncertainties are identified in the documents filed with the Securities and Exchange Commission (the “SEC”) by FCX, Plains Exploration & Production Company
and McMoRan Exploration Co. from time to time, including their Annual Reports on Form 10-K, Quarterly Reports on
Form 10-Q, and Current Reports on Form 8-K and other documents filed in connection with the proposed transactions.  The forward-looking statements including in this presentation are made only as of the date hereof.  FCX undertakes no obligation to update the forward-looking statements included in this presentation to reflect subsequent events or circumstances.
The SEC requires oil and gas companies, in their filings with the SEC, to disclose proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. Beginning with year-end reserves for 2009, the SEC permits oil and gas companies, in their filings with the SEC, to disclose probable and possible reserves, as such terms are defined by the SEC. We use certain phrases and terms in this presentation, such as "gross unrisked potential” and “reserve potential," which the SEC's guidelines prohibit us from including in filings with the SEC. “Gross unrisked potential” and “reserve potential” do not take into account the certainty of resource recovery, which is contingent on exploration success, technical improvements in drilling access, commerciality and other factors, and are therefore not indicative of expected future resource recovery and should not be relied upon. We urge you to consider closely the disclosure of proved reserves included in McMoRan Exploration Co.’s Annual
Report on Form 10-K for the year ended December 31, 2011.

Additional Information about the
Proposed Transactions and Where to Find It
Additional Information about the
Proposed Transactions and Where to Find It
PXP Transaction
In connection with the proposed transaction, FCX has filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement of
PXP that also constitutes a prospectus of FCX. FCX and PXP also plan to file other relevant documents with the SEC regarding the proposed transaction.
INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY
BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the definitive proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by FCX and PXP with the SEC at the SEC’s website at
www.sec.gov.
You may also obtain
these documents by contacting FCX’s Investor Relations department at (602) 366-8400, or via e-mail at
IR@fmi.com;
or by contacting PXP’s Investor Relations
department at (713) 579-6291, or via email at
investor@pxp.com.
FCX and PXP and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about FCX’s directors and executive officers is available in FCX’s proxy statement dated April 27, 2012, for its 2012 Annual Meeting of Stockholders. Information about PXP’s directors and executive officers is available in PXP’s proxy statement dated April 13, 2012, for its 2012 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the definitive proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from FCX or PXP using the sources indicated above.
This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.
MMR  Transaction
In connection with the proposed transaction, the royalty trust formed in connection with the transaction has filed with the SEC a registration statement on
Form S-4 that includes a preliminary proxy statement of MMR that also constitutes a prospectus of the royalty trust. FCX, the royalty trust and MMR also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS
AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT
INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by FCX, the royalty trust and PXP with the SEC at the SEC’s website at
www.sec.gov.
You may also obtain these documents by contacting FCX’s Investor Relations department at (602) 366-8400, or via e-mail at
IR@fmi.com;
or by contacting MMR’s Investor Relations department at (504) 582-4000, or via email at
IR@fmi.com.
FCX and MMR and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about FCX’s directors and executive officers is available in FCX’s proxy statement dated April 27, 2012, for its 2012 Annual Meeting of Stockholders. Information about MMR’s directors and executive officers is available in MMR’s proxy statement dated April 27, 2012, for its 2012 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the definitive proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from FCX or MMR using the sources indicated above.
This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Recent Acquisitions – Why Now?
Recent Acquisitions – Why Now?
Positive Long-Term Global Economic Outlook
Limited Opportunities to Invest in Copper Beyond Brown Field
Expansions
Attractive Opportunity to Acquire High Quality Assets
•
Strong Margins and Cash Flows (Self-funding Growth)
•
Financially Attractive Growth Options
•
Enhances Diversification – Commodity/Geographic
•
Enhances Exploration Leverage – Multiple High Quality Targets
•
Attractive Entry Point for Long Term Natural Gas Business
•
Opportunity for Stronger Long Term Returns for Shareholders
Management Capabilities to Execute
Enhanced Size and Scale to Compete Globally
Access to Low Cost Debt Financing

2012e Copper Production
World Class Copper
Discoveries Are Extremely Rare
World Class Copper
Discoveries Are Extremely Rare
Recoverable Copper Reserves
Million metric tons Thousand metric tons
Source: Brook Hunt
e=estimate
0 200 400 600 800 1000 1200
Escondida - 1979
Chuquicamata - 1910
Antamina - 1996
El Teniente - 1910
Los Pelambres - 1996
Los Bronces - 1867
Collahuasi - 1979
Norilsk - 1935
Grasberg Complex - 1988
Morenci - 1870s
0 5 10 15 20 25 30
Grasberg Complex - 1988
KGHM Polish Copper - 1957
Escondida - 1979
Cananea - 1926
Collahuasi - 1979
Andina - 1865
El Teniente - 1910
Chuquicamata - 1910
Oyu Tolgoi - 2001
Cerro Verde - 1860s

Positive Exploration Results – “Big Mines Get Bigger”
Mines with Potential Capacity for
1 billion lbs of copper per annum*
Morenci
Morenci
Grasberg
Grasberg
Tenke
Fungurume
Tenke
Fungurume
Cerro Verde
Cerro Verde
El Abra
El Abra
* Grasberg currently producing over 1 bln lbs/annum, Morenci (100%) & Cerro Verde in development to produce 1 bln lbs/annum and El Abra & Tenke have potential to produce 1 bln lbs/annum
* Grasberg currently producing over 1 bln lbs/annum, Morenci (100%) & Cerro Verde in development to produce 1 bln lbs/annum and El Abra & Tenke have potential to produce 1 bln lbs/annum
6
Attractive Portfolio of
Brownfield Copper Expansions
Attractive Portfolio of
Brownfield Copper Expansions

575 MMBOE
California
38%
California
38%
4%
4%
Eagle Ford
6%
6%
Haynesville
22%
Haynesville
22%
Other
Deepwater
GOM
25%
Deepwater
GOM
25%
5%
GOMS
helf
Proved Reserves
(1)
Transaction Adds
High Quality U.S. Oil & Gas Portfolio
Transaction Adds
High Quality U.S. Oil & Gas Portfolio
7
(1) PXP Reserves as of 12/31/11 except for reserves purchased in deepwater acquisitions which are as of 9/30/12; MMR reserves are mid-year 2012 pro forma for 2H12 divestitures.
(2) Based on pricing assumptions of $100/bbl Oil (Brent) and $4.50/MMbtu natural gas.
Natural Gas
Oil
e = estimate. See Cautionary Statement.
Strong Margins and Cash Flows to Fund Growth
O&G EBITDA Margins of ~75%
(2)
CAPEX Targeted to be Self-funded

Enhanced Geographic &
Commodity Diversification

2013e EBITDA
(1)
North
America
North
America
Indonesia
Indonesia
31%
31%
29%
29%
South
America
29%
Africa
11%
11%
Mining
100%
Mining
100%
Oil & Gas
26%
Oil & Gas
26%
Mining
74%
Mining
74%
North
America
North
America
Indonesia
Indonesia
23%
23%
48%
48%
South
America
21%
Africa
8%
8%
Existing
(1) Based on pricing assumptions of $3.50/lb Cu, $1,500/oz Au, $12/lb Mo, $100/bbl Oil (Brent) and $4.50/MMbtu natural gas.
Pro forma
e = estimate. See Cautionary Statement.

Enhanced Exploration Leverage
with Multiple Near-term Catalysts
Enhanced Exploration Leverage
with Multiple Near-term Catalysts
9
Near-term Net Potential
of 995 MMBOE
•
Phobos (~300 MMBOE)
Spud in 4Q12
•
On Lease Exploration
from BP: 300+ MMBOE
•
Each 100 MM Barrels =
PV-10 of ~$2.5 Billion
Pre-tax
(1)
3 Wells Drilling
Recent Positive Results on
Lineham Creek Onshore
High Potential Prospect
Inventory
~50 Tcfe of Net Potential,
Including ~30 Tcfe from
Near-term Prospects
Each 2 Tcfe Net = PV-10 of
~$2.5 Billion Pre-tax
(2)
Eagle Ford – 71 MMBOE
Haynesville – ~1 Tcfe
California – +100 MMBOE
Deepwater GOM Shallow Water Ultra-Deep
Onshore U.S.
(1) Based on $100.00/bbl LLS oil
(2) Based on $4.50/MMbtu natural gas

Grasberg
Development & Expansion
Grasberg
Development & Expansion
The discovery of Grasberg in 1988 transformed
PT-FI into one of the world’s largest operations
Mill Rate
10
March 1988 $1.07 $444
1989 – 1997 $1.09 $369
1998 – 2004 $0.84 $315
2005 – 2012 $3.06 $1,008
Copper ($/lb) Gold ($/oz)
Grasberg
Discovered
Expansion
Expansion
Expansion
Expansion
0
50
100
150
200
250

Gross Unrisked Potential*:
Shelf Prospects: ~100 Tcfe; Onshore Prospects: ~30 Tcfe

MMR’s Ultra-Deep Play
Grasberg of the Gulf of Mexico?
MMR’s Ultra-Deep Play
Grasberg of the Gulf of Mexico?
BONNET
ENGLAND
DRAKE
HOOK
CAPTAIN BLOOD
BARATARIA
CALICO JACK
DAVY JONES
BLACKBEARD EAST
BLACKBEARD WEST
(#2 in progress)
MMR Wilcox/Cretaceous Play
MMR Miocene/Wilcox Play
MMR Oligocene/Frio Play
BARBOSA
MORGAN
QUEEN ANNE’S
REVENGE
LAFITTE
LINEHAM CREEK
(in progress)
HIGHLANDER
(in progress)
ONSHORE
PROSPECT “B”
Ultra-Deep Prospects
Ultra-Deep Discoveries
McMoRan Acreage
Onshore Ultra-Deep
Prospects
DAVY JONES
WEST
MMR’s WI & NRI will vary on a per prospect basis based on unitization and parties’ participation.
NOTE: We use certain phrases and terms in this presentation, such as "gross unrisked potential” and “reserve potential” which the SEC's guidelines prohibit us from including in filings with the SEC. See Cautionary Statement.

Energy – A Significant
Component of Mining Cost
2012e
Materials
Materials
Energy
Energy
Manpower
Manpower
Other
Acid
30%
30%
21%
21%
30%
30%
13%
6%
Site Operating Costs by Category
(Consolidated)
2012e
Diesel
255 mm gallons
Diesel
255 mm gallons
Coal: 700k mt
&
Natural Gas:
1MMBTU
Purchased
Power
6,900 GWh
Purchased
Power
6,900 GWh
36%
36%
6%
6%
58%
58%
Components of Energy
(Total of $1.6 Billion)

e = estimate. See Cautionary Statement.

Proven Management Team
Proven Management Team
Complementary Management Teams with Substantial Experience and Track
Record of Success in Mining and Oil & Gas Exploration and Development
Global Industry Leading Capabilities:
- Operational Excellence
- Major Project Development
- Technological Innovation
- Exploration/Engineering
- Prudent Environmental Management
History of Prudent Financial Management and Execution in Varying
Market Environments

Established Track Record of Capital Discipline and
Focus on Value Creation for Shareholders

Phelps Dodge Case Study
Highly Successful Transformational Transaction
Phelps Dodge Case Study
Highly Successful Transformational Transaction
14
$17.6
$7.2
$3.5
$0
$5
$10
$15
$20
Rapid Delevering
Consolidated Cash $3.4 $1.6 $3.7
Net Debt/(Cash) $14.2 $5.6 $(0.2)
At Time of PD
Acquisition in
March 2007
9/30/12
($ in bns)
Debt
* Based on estimated proven & probable reserve additions as of 12/31/11 before production.
December
2007
Asset & Geographic
Diversification
Significant Reserve Additions
•
+46 billion lbs Cu*
Developed World-Class Copper
Portfolio
•
Recognized Industry Leader
•
Strong Current Production with
Substantial Growth Profile
•
Large Resource Position
Successful Integration
Effective Management During
2008/09 Economic Crisis

$91
$69
$57
$52
$44
$40
$31
$29
$0
$25
$50
$75
$100
$125
$150
XOM CVX COP OXY PF
FCX
APC APA EOG CHK MRO
($Bn)
Pro forma FCX will be the 5
th
largest U.S. domiciled natural resource
company and the 5
th
largest global mining company by enterprise value
Source: Company filings, FactSet. Market data as of 1/7/2013.
* Includes U.S.-based E&P, mining and coal companies, including integrated companies. Midstream and downstream companies are excluded.
** Excludes precious metal companies
$405
$209
$138
$127
$122
$57
$55
$35
$26
$21 $21
$0
$25
$50
$75
$100
$125
$150
BHP RIO VALE GLEN/
XTA
PF
FCX
AAL SCCO TCK AA ANTO
($Bn)
$223
Top US Domiciled Resource Companies* Top US Domiciled Resource Companies* Top Global Mining Companies** Top Global Mining Companies**
A Premier U.S. Based
Natural Resource Company
A Premier U.S. Based
Natural Resource Company

Pro Forma Review

Grasberg (90.64%)
Reserves
Cu 31.6 bn lbs
Au 32.2 mm ozs
Sales
Cu 1.1 bn lbs
Au 1.3 mm ozs
Reserves
Cu 40.6 bn lbs
Mo 2.71 bn lbs
Oil & Gas 575 mm bbls
Sales
Cu 1.45 bn lbs
Mo
90 mm lbs³
Oil & Gas 175 MBOE/d
FCX’s Global Footprint
FCX’s Global Footprint
Copper
Copper/Gold/Silver
Molybdenum
Cobalt
Oil/Natural Gas
Reserves
Cu 8.4 bn lbs
Co 0.86 bn lbs
Sales
Cu 400 mm lbs
Co 30+ mm lbs
Tenke (56.0%)
Tenke (56.0%)
South America 4
South America 4
Reserves
Cu 39.1 bn lbs
Au 1.3 mm ozs
Mo 0.71 bn lbs
Sales
Cu 1.35 bn lbs
Au 0.1 mm ozs
17
Note: FCX consolidated reserves and annual sales; reserves as of December 31, 2011. Sales figures are based on 2013e.
1
Cu operations: Morenci (85%), Sierrita (100%), Bagdad (100%), Tyrone (100%), Safford (100%), Miami (100%) and Chino (100%); Primary Mo: Henderson (100%)  and Climax (100%);
Oil & Gas operations: onshore/offshore CA, Madden, Eagle Ford, Haynesville, GOM shelf & Deepwater
2
PXP Reserves as of 12/31/11 except for reserves purchased in deepwater acquisitions which are as of 9/30/12; MMR reserves are mid-year 2012 pro forma for 2H12 divestitures
3
Includes moly sales from South America
4
Cu operations: Candelaria/Ojos del Salado (80%), Cerro Verde (53.6%) and El Abra (51%)
Major Operations & Development Projects
All major mining assets majority-controlled and operated
Major Operations & Development Projects
All major mining assets majority-controlled and operated
North America
1 North America
1
e = estimate. See Cautionary Statement.
2

Reserves
(a)
(recoverable copper)
Reserves
(a)
&
Mineralized
Material
(b)
at $2.00 Cu price
(billion lbs of copper)
at $2.20 Cu price
Reserves
Mineralized
Material
(b)
(contained copper)
115
billion
lbs
Combined Reserves and Resources
Combined Reserves and Resources
18
2P Reserves
(c)
Reserves &
Resource Potential
Proved: 575
~7,900
923
(million barrels of oil
equivalents)
Probable: 348
Possible: 658
Near-term
Potential: ~6,300
120
235
(a)    Estimated recoverable proven and probable copper reserves as of 12/31/11 using a long-term average copper price of $2.00/lb; 96 billion pounds net to
FCX’s interest.
(b)   Estimated consolidated contained copper resources as of 12/31/11 using a long-term copper price of $2.20/lb. Mineralized Material is not included in reserves and will not qualify as reserves until comprehensive engineering studies establish their economic feasibility. Accordingly, no assurance can be given that the estimated mineralized material will become proven and probable reserves. See Cautionary Statement.
(c)
Includes PXP reserves as of 12/31/11 except for reserves purchased in deepwater acquisitions which are as of 9/30/12 and MMR reserves as of mid-year
2012 pro forma for 2H12 divestitures. Excludes results from GOM shelf ultra-deep activities.

19 19
North America*
* excludes restarts currently in progress; incremental copper per annum
** PT-FI’s share, average per annum
* excludes restarts currently in progress; incremental copper per annum
** PT-FI’s share, average per annum
19
Highly Attractive Brownfield
Copper Development Projects
Highly Attractive Brownfield
Copper Development Projects
South America*
South America*
Tenke
Fungurume
Grasberg
Grasberg
•
150mm lbs Cu/yr oxide
expansion nearing completion
•
Potential sulfide expansions
•
Morenci Expansion
(225 mm lbs Cu) under way
•
Potential sulfide expansions
(~800 mm lbs Cu)
Mill Expansions (t/d)
Cerro Verde (360K) 600 $4.4 2016
Morenci (115K) 225 1.4 2014
Tenke (14K) 150 0.9 2013
TOTAL 975 $6.7
Expansion Projects in Progress
Incr. Cu
(mm lbs/yr)
Capital*
($ blns)
Achieve
Full Rates
* excludes capitalized interest
•
Cerro Verde Expansion
(600 mm lbs Cu) under way
•
Potential El Abra Mill
(600 mm lbs Cu)
Underground
development under
way
1.1 bln lbs Cu**
1.4 mm ozs Au**

Copper Sales (billion lbs)
Gold Sales (million ozs)
Diverse Production Profile
with Strong Growth
Diverse Production Profile
with Strong Growth
0
1
2
3
4
5
2012e 2013e 2014e 2015e
1.0
1.4
1.8 1.8
0
1
2
2012e 2013e 2014e 2015e
Molybdenum Sales (million lbs)
____________________
Note:  Consolidated copper sales include approximately 705 mm lbs in 2012e, 800 mm lbs in 2013e,
770 mm lbs in 2014e and 875+ mm lbs in 2015e for noncontrolling interest; excludes purchased copper.
* Includes Cerro Verde expansion (2016 full rates) & Morenci mill expansion, targeted for 2014.
e = estimate. See Cautionary Statement.
Includes Projects
Currently
Under Way*
3.6
5.0+
4.5
4.3
0
25
50
75
100
2012e 2013e 2014e 2015e
Oil & Gas Sales (MMBOE)
____________________
Note:  Consolidated gold sales include approximately 105k ozs in 2012e, 140k ozs in 2013e,
180k ozs in 2014e and 175k ozs in 2015e for noncontrolling interest.
____________________
Note:  2012e includes sales from GOM acquisition beginning on December 1, 2012. Oil & Gas sales estimates include approximately 13.3 MMBOE in 2014e, and 22.6 MMBOE in 2015e from potential success from ultra-deep Shelf exploration and development.
Ultra-Deep
Expl./Dev.
Ultra-Deep
Expl./Dev.
46
64
78
94
82
90
90
100
0
25
50
75
100
2012e 2013e 2014e 2015e

2013e 2014e 2015e
$0
$5
$10
$15
$20
$25
$3.00 $3.50 $4.00
FCX Pro forma EBITDA, Cash Flows &
Capital Expenditures
FCX Pro forma EBITDA, Cash Flows &
Capital Expenditures
21
$3.00 $3.50 $4.00
Operating Cash Flow* EBITDA CAPEX
Copper Prices
$1,500 Au/$12 Mo/$100 Oil/$4.50 Gas**
Copper Prices
$1,500 Au/$12 Mo/$100 Oil/$4.50 Gas**
* Excludes working capital changes
** See impacts of prices changes for gold, molybdenum, oil and gas on slide 32.
2015/
2016
Avg.
2013/
2014
Avg.
(Brent) (Brent)
2015/
2016
Avg.
2013/
2014
Avg.
Mining
65%
O&G
35%
60%
40%
48%
52%
~45%
Increase
~45%
Increase

Focused and Disciplined
Capital Allocation Philosophy
Focused and Disciplined
Capital Allocation Philosophy
Maintain Strong Balance Sheet & Credit Profile
Allocate Capital to
Low Cost, Long-lived,
Expandable Assets
Focus on
Largest
Resources
Ensure
Potential
is Well
Understood
Establish Short,
Medium and Long
Term Potential for
Primary Assets
Quantify Risks
Technical, Political,
Social, Economic,
Market
Rigorous Economic
Analysis Under
Range of Assumptions
Protect Downside,
Leverage to Upside
Prioritize & Rank
Opportunities
Highest
Returns/NPV
per $
Invested
Manageable
Risks
Overall Portfolio
Balance/Strategic Fit
Limit Number of
Projects – Focused
Management Attention
Repay
Debt
Return Excess Capital to
Shareholders

Capital Expenditures
(1)
Capital Expenditures
(1)
(US$ billions)
Other Mining Major Mining Projects
Oil & Gas
3.0
1.6
1.4
1.0
2.5
3.0
2.0
3.3
2.9
$0
$2
$4
$6
$8
2013e 2014e 2015e
(1) Capital expenditure estimates include projects in progress. Project spending will continue to be reviewed and revised subject to market conditions.
(2)  Primarily includes Cerro Verde expansion, Morenci mill expansion and Grasberg underground development.
Note: Includes capitalized interest.
e= estimate. See Cautionary Statement.
$7.1
$7.3
$6.3
(2)
(2)

Oil & Gas Cash Flows –
Targeted to be Self-funding
Oil & Gas Cash Flows –
Targeted to be Self-funding
24
$0.0
$1.0
$2.0
$3.0
$4.0
2013e 2014e 2015e
Operating Cash Flow CAPEX
NOTE: Assumes pricing of $100/bbl Brent crude for oil and $4.50/MMbtu for natural gas
e= estimate. See Cautionary Statement.
(US$ billions)

$16.3
$7.7
$2.0
($3.5)
-$5
$0
$5
$10
$15
$20
Significant Debt Reduction
Significant Debt Reduction
Year-End Net Debt at Varying Copper Prices
Pro Forma YE 2016e
(US$ billions)
e= estimate. See Cautionary Statement.
’13-’16 Avg. Copper Price
Net Debt/’13-’16 Avg. EBITDA
$3.00
0.6x
$3.50
0.1x
$4.00
N/A
9/30/12
Pro Forma

Note:  Sensitivity assumes $12 Molybdenum, $1,500 Gold, $100 Oil and $4.50 Natural Gas; EBITDA equals operating income plus depreciation, depletion, and amortization

Maintain Strong Balance Sheet & Liquidity Position
Reduce Debt Incurred in Acquisitions Using Substantial Cash Flows
Generated from Combined Business
Invest in Projects with Strong Financial Returns/Capital Discipline
Anticipate Continuing Current Common Stock Dividend Rate:
$1.25/Share per Annum
Board to Review Financial Policy on an Ongoing Basis
Committed to Long-standing Tradition of Maximizing Value for
Shareholders
Financial Policy
Financial Policy

Reference Slides

Transaction Summary
Price
FCX to acquire PXP for: 0.6531 shares of
FCX common stock and $25.00 in cash,
equivalent to total consideration of
$50.00 per PXP share based on FCX
closing price on December 4, 2012
FCX to acquire MMR for: $14.75 cash
plus 1.15 Ultra-Deep Royalty Trust
Units per MMR share
Premium
39% to PXP’s closing price on
December 4, 2012
Cash portion represents 74% to MMR’s
closing price on December 4, 2012
Structure
50% stock / 50% cash
$3.4 billion cash; 91 million new FCX
common shares
100% cash plus Ultra-Deep Royalty
Trust Units
(2)
Transaction Value
$17.2 billion (includes assumed debt) $2.4 billion (includes assumed debt)
Key Conditions
Shareholders’ approval
Customary regulatory approvals and
conditions
Shareholders’ approval
Customary regulatory approvals and
conditions
Timing
Closing expected in 2Q 2013
FCX Pro Forma
Enterprise Value: $60 billion
1,041 million shares outstanding
Total Debt of $20.0 billion
(1) Prior to the transaction, FCX and PXP collectively own 36% of MMR
(2) Creation of Royalty Trust provides MMR shareholders 5% ORRI for continued participation in potential shallow water, ultra-deep GOM success
28
PXP
PXP
MMR
MMR
(1) (1)

(1) Includes ~ 7 MMcfe/d of natural gas
(2) Includes ~ 4 MBOE/d of NGLs
(3) Includes ~ 6 MBOE/d of NGLs
2013e Oil & Gas
Operating Estimates
2013e Oil & Gas
Operating Estimates
29
NOTE: e = estimate. See Cautionary Statement.
Oil
MBOE/D
40
(1)
California
Haynesville/
Rocky Mtns/Other
127
GOM Eagle Ford
31
(2)
36
56
(3)
125
2013e Oil & Gas Sales by Region
2013e Oil & Gas Sales by Region
Operating Cost: $27/bbl
Pricing: Brent Based
Operating Cost: $15/bbl
Pricing: LLS
Operating Cost: $10/bbl
Pricing: LLS/NYMEX
Operating Cost: $1.65/Mcfe
Pricing: NYMEX
Gas
MMcfe/d
Rocky Mtns. &
Haynesville
Rocky Mtns. &
Haynesville
California
California
Eagle Ford
Eagle Ford
Gulf of Mexico Shelf/
Deepwater
Gulf of Mexico Shelf/
Deepwater

Oil & Natural Gas Hedging Positions

Oil Indexed to Brent
Swaps
Swaps
Puts
Collars
15%
Unhedged
Puts
15%
Unhedged
Puts
84k bbls/d
$90 floor
$70 limit
$6.90 ADP
43%
Unhedged
Natural Gas Indexed to Henry Hub
2013 2014 2015
Swaps – 100/d @ $4.09
117k bbls/d* 129k bbls/d* 147k bbls/d*
2013 2014 2015
40k bbls/d
@ $109.23
40k bbls/d
@ $109.23
30k bbls/d
$95 floor
$75 limit
$6.09 ADP
75k bbls/d
$90 floor
$70 limit
$5.74 ADP
5k bbls/d
$100 floor
$80 limit
$7.11 ADP
25k bbls/d
$100 floor
$80 limit
$124  Ceiling
5k bbls/d
$90 floor
$70 limit
$126 Ceiling
13k bbls/d
$100 floor
$80 limit
$6.80 ADP
17k bbls/d
$90 floor
$70 limit
$6.25 ADP
Swaps – 110/d @ $4.27 No Hedges
NOTE: As of October 19, 2012; ADP = average deferred premium.
* Estimated annual production for MMR & PXP. See Cautionary Statement.